                              EMCARE HOLDINGS INC.
                          1717 MAIN STREET, SUITE 5200
                              DALLAS, TEXAS 75201

                                 August 5, 1997

To Our Stockholders:

     On behalf of the Board of Directors of EmCare Holdings Inc. (the "Company") we are pleased to inform you that on July 29, 1997, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Laidlaw, Inc. (the "Parent") and its wholly owned subsidiary, EHI Acquisition Corp. (the "Purchaser"). Pursuant to the Merger Agreement, the Purchaser has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares (the "Shares") of the common stock of the Company at $38.00 per Share, net to the seller in cash, subject to the terms and conditions in the Offer to Purchase accompanying this letter.

     Subject to certain conditions specified in the Merger Agreement, the Offer will be followed by a merger (the "Merger") in which any Shares not tendered pursuant to the Offer (except for any Shares as to which the holder has properly exercised dissenter's rights of appraisal) will be converted into the right to receive $38.00 in cash, without interest.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AND HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER (INCLUDING THE OFFER PRICE OF $38.00 PER SHARE IN CASH) ARE FAIR TO, AND IN THE BEST INTEREST OF, THE COMPANY'S STOCKHOLDERS. THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including the opinion of Donaldson, Lufkin & Jenrette Securities Corporation, the Company's financial advisor, relating to the fairness from a financial point of view of the consideration to be received by the stockholders in the Offer and the Merger.

     In addition, William F. Miller, III, the Company's President, Chief Operating Officer and a director of the Company, and I have entered into an agreement pursuant to which we have agreed to tender all of the Shares owned by us (representing approximately 15% of the Shares) pursuant to the terms of the Offer.

     In addition to the attached Schedule 14D-9, also enclosed is the Offer to Purchase dated July 29, 1997, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and the merger and provide instructions as to how to tender your Shares. WE URGE YOU TO READ THESE DOCUMENTS CAREFULLY IN MAKING YOUR DECISION WITH RESPECT TO TENDERING YOUR SHARES PURSUANT TO THE OFFER.

                                        On behalf of the Board of Directors,
                                        /s/Leonard M. Riggs, Jr., M.D.
                                        Leonard M. Riggs, Jr., M.D.
                                        Chairman of the Board and Chief
                                        Executive Officer